UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Camden Learning Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
132863101
(CUSIP Number)
June 6, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 132863101                                                                            Page 2 of 7 Pages

1)	NAME OF REPORTING PERSON Hartz Capital, Inc. I.R.S. Identification No. of above person: 22-3518633
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 520,000
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 520,000
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12)	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 132863101                                                                            Page 3 of 7 Pages

1)	NAME OF REPORTING PERSON Hartz Capital Investments, LLC I.R.S. Identification No. of above person: 20-0565585
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 520,000
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 520,000
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12)	TYPE OF REPORTING PERSON OO

Schedule 13G

Item 1(a).	Name of Issuer:

Camden Learning Corp.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

500 East Pratt Street, Suite 1200
Baltimore, MD 21202

Item 2(a).       Name of Person Filing:

(i)           Hartz Capital, Inc., as manager of Hartz Capital Investments, LLC

(ii)           Hartz Capital Investments, LLC

(each a “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Both of the Reporting Persons have a business address at 400 Plaza Drive, Secaucus, NJ 07094

Item 2(c).	Citizenship:

Both of the Reporting Persons have citizenship in the State of New Jersey, United States

Item 2(d).	Title of Class of Securities:

Common Stock par value $0.0001

Item 2(e).	CUSIP Number:

132863101

Item 3.        If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i) Hartz Capital, Inc.

(a)	Amount beneficially owned: 520,000

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 520,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 520,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii) Hartz Capital Investments, LLC

(a)	Amount beneficially owned: 520,000

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 520,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 520,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.        Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                          July 11, 2008
                  Date

                          /s/ Ronald J. Bangs
                            Signature

                          Ronald J. Bangs, COO, Hartz Capital, Inc.
                        Name/Title